CERTIFICATE OF THE QUALIFIED PERSON

I, Jeffrey A. Morgan, currently residing at 7 Ashford Drive, Mt. Pearl, NL, do hereby certify that:

1)	I graduated with a Bachelor of Science (Honours) degree in Geology from Memorial University of Newfoundland in 1996.

2)

I am a registered member of the Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG-NL), membership number 04934, and a member of the Prospectors and Developers Association of Canada.

3)	I have practised my profession continuously since 1996 with several junior exploration and mining companies in Newfoundland and Labrador, Ontario, Manitoba and the Northwest Territories.

4)

I am currently employed in the position of Senior Geologist/Lands Manager with Crosshair Exploration & Mining Corporation, Suite 202, Kenmount Business Centre, 66 Kenmount Road, St. John’s, NL, A1B 3V7.

5)

I have read the definition of “qualified person” as set out by National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI43-101) and relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI43-101.

6)

The report titled “Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada”, dated July 31, 2008, is based on a study of the information and data available on the CMB Project. I am responsible for all sections except Section 17, Mineral Resource Estimates.

7)	I most recently visited the CMB Property on August 28th to 31st 2007.

8)

As of the date of this certificate, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9)	I am not independent of the issuer and acknowledge that I hold securities of Crosshair Exploration & Mining Corp. in the form of stock options.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 13th day of August, 2008.

“Jeffrey Morgan”
_________________________________________
Jeffrey A. Morgan, B.SC. (Hons.), P.Geo
Crosshair Exploration & Mining Corp.